UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    B5628B104
                                 (CUSIP Number)

                                   May 5, 2000
             (Date of Event Which Requires Filing of this Statement)

                           Albert J. Fitzgibbons, III
                             Stonington Holdings LLC
                          767 Fifth Avenue, 48th Floor
                               New York, NY 10153
                            Telephone: (212) 339-8500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)
--------------------------------------------------------------------------------

CUSIP No. B5628B104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Stonington Holdings, L.L.C.
                  --------------------------------------------------------------

                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)
            --------------------------------------------------------------------
[X]      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

Number of          (5)  Sole Voting Power               9,064,329
Shares                  --------------------------------------------------------
Beneficially       (6)  Shared Voting Power                     0
Owned by                --------------------------------------------------------
Each               (7)  Sole Dispositive Power          9,064,329
Reporting               --------------------------------------------------------
Person             (8)  Shared Dispositive Power                0
With                    --------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,064,329
         -----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    6.97%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) OO
                                                    ----------------------------

CUSIP No. B5628B104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Stonington Partners, Inc.
                  --------------------------------------------------------------

                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)
            --------------------------------------------------------------------
[X]      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

Number of          (5)  Sole Voting Power                       0
Shares                  --------------------------------------------------------
Beneficially       (6)  Shared Voting Power             9,064,329
Owned by                --------------------------------------------------------
Each               (7)  Sole Dispositive Power          9,064,329
Reporting               --------------------------------------------------------
Person             (8)  Shared Dispositive Power                0
With                    --------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,064,329
         -----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    6.97%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) CO
                                                    ----------------------------

CUSIP No. B5628B104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Stonington Capital Appreciation Fund, L.P.
                  --------------------------------------------------------------

                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)
            --------------------------------------------------------------------
[X]      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

Number of          (5)  Sole Voting Power                       0
Shares                  --------------------------------------------------------
Beneficially       (6)  Shared Voting Power             9,064,329
Owned by                --------------------------------------------------------
Each               (7)  Sole Dispositive Power          9,064,329
Reporting               --------------------------------------------------------
Person             (8)  Shared Dispositive Power                0
With                    --------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,064,329
         -----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    6.97%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) PN
                                                    ----------------------------

CUSIP No. B5628B104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Stonington Partners, L.P.
                  --------------------------------------------------------------

                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)
            --------------------------------------------------------------------
[X]      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

Number of          (5)  Sole Voting Power                       0
Shares                  --------------------------------------------------------
Beneficially       (6)  Shared Voting Power             9,064,329
Owned by                --------------------------------------------------------
Each               (7)  Sole Dispositive Power          9,064,329
Reporting               --------------------------------------------------------
Person             (8)  Shared Dispositive Power                0
With                    --------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,064,329
         -----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    6.97%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) PN
                                                    ----------------------------

CUSIP No. B5628B104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Stonington Partners, Inc. II
                  --------------------------------------------------------------

                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]      (a)
            --------------------------------------------------------------------
[X]      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

Number of          (5)  Sole Voting Power                       0
Shares                  --------------------------------------------------------
Beneficially       (6)  Shared Voting Power             9,064,329
Owned by                --------------------------------------------------------
Each               (7)  Sole Dispositive Power          9,064,329
Reporting               --------------------------------------------------------
Person             (8)  Shared Dispositive Power                0
With                    --------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,064,329
         -----------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    6.97%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions) CO
                                                    ----------------------------

Item 1.  Issuer

         (a)  Name of Issuer:  Lernout & Hauspie Speech Products N.V. ("L&H")

         (b)  Address of Issuer's Principal Executive Offices:
              8900 Ieper
              Sint Krispijanstraat 7
              Belgium

Item 2.  Persons Filing

         (a) Name of Person Filing: Stonington Holdings, LLC ("Holdings") on behalf of itself and Stonington Partners, Inc. ("Stonington"), Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund"), Stonington Partners, L.P. ("SP") and Stonington Partners, Inc. II ("SPII") (collectively, the "Stonington Group").

         (b)  Address of Principal Office:
              The principal offices of Holdings, Stonington, Stonington Fund, SP and SPII are located at 767 Fifth Avenue, 48th Floor, New York, NY 10153.

         (c) Citizenship: Stonington and SPII are corporations organized under Delaware law. Holdings is a limited liability company organized under Delaware law. Stonington Fund and SP are partnerships organized under Delaware law.

         (d)  Title of Class of Securities: Common Stock.

         (e)  CUSIP Number: B5628B104

Item 3.  This statement is filed pursuant to ss.240.13d-1(c).

Item 4.  Ownership

         (a) Holdings owns 9,064,329 shares of Common Stock of the Issuer (the "Shares"). Holdings has two classes of membership interests. All Class A interests are held by Stonington Fund. All Class B interests are held by L&H Holding N.V., but will automatically be forfeited to Stonington Fund on May 5, 2002. The Class A member is entitled to the economic benefit of the Shares.

              The Agreement of Limited Liability Company of Holdings (the "LLC Agreement") provides that Holdings will be managed (including as to voting of the Shares to elect directors of the Issuer) by a majority of its managers, who are designated by L&H Holding N.V. However, pursuant to the LLC Agreement, Stonington Fund directs the voting of the Shares on certain key issues, directs the distribution of dividends received in respect of the Shares and directs the disposition of the Shares.

              As sole Class A member of Holdings, Stonington Fund may be deemed a beneficial owner of the Shares. As a general partner of Stonington Fund, SP may be deemed to be a beneficial owner of the Shares. As a general partner of SP, SPII may be deemed a beneficial owner of the Shares. As the management company of Stonington Fund, Stonington may be deemed a beneficial owner of the Shares. Each of Stonington Fund, SP, SPII and Stonington disclaims beneficial ownership of the Shares.

              L&H Holding N.V., and related entities LEHA, L&H Holding III, Oldco N.V. and L&H Investment Company N.V.(together, the "L&H Control Group"), collectively own 22,352,984 shares of the Issuer, constituting approximately 17.2% of its total outstanding Common Stock. Pursuant to the Issuer's Memorandum and Articles of Association, for such time as the L&H Control Group controls 15% or more of the outstanding Common Stock of the Issuer, it is entitled to have nine directors of the Issuer appointed from among its nominees. There are currently 14 directors of the Issuer. The Stonington Group disclaims beneficial ownership of the Issuer's shares owned by the L&H Control Group. The LLC Agreement may result in Holdings being considered a member of a group with the L&H Control Group. The Stonington Group disclaims membership of any such group.

         (b) The shares of Common Stock held by Holdings constitute approximately 6.97% of the outstanding Common Stock of the Issuer.

         (c) Holdings has the sole power to vote or to direct the vote or to dispose or direct the disposition of 9,064,329 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification if Statement Filed Pursuant to Rule 13d-1(c)

         (a)  Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2000



                                   By:    /s/ Albert J. Fitzgibbons, III
                                       -----------------------------------------
                                   Name:  Albert J. Fitzgibbons, III
                                   Title: Empowered Signatory